
June 8, 2023

Adam Michaels
Chief Executive Officer
MamaMancini's Holdings, Inc.
25 Branca Road
East Rutherford, NJ 07073

> **Re: MamaMancini's Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 2, 2023**
> **File No. 333-272398**

Dear Adam Michaels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert L. B. Diener, Esq.